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News Release

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
Bill Price                    Roger Frizzell              Michael Polyviou
Lucent Technologies           Lucent Technologies         Porter, LeVay & Rose, Inc.
908-582-4820 (office)         972-745-4831 (office)       (For Spectran)
973-515-5038 (home)           972-539-6653 (home)         212-564-4700
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LUCENT TECHNOLOGIES TO PURCHASE SPECTRAN CORPORATION, A LEADING MANUFACTURER OF
WORLD-CLASS OPTICAL FIBER AND FIBER OPTIC PRODUCTS

FOR IMMEDIATE RELEASE: THURSDAY, JULY 15, 1999

         MURRAY HILL, N.J. - Lucent Technologies (NYSE:LU) today announced it has signed an agreement to acquire SpecTran Corporation (NASDAQ, NM:SPTR), an industry leader in the design and manufacture of specialty optical fibers and fiber optic products, for about $64 million or $9 a share, plus the assumption of $35 million in SpecTran debt, in an all-cash tender offer.

         SpecTran, based in Sturbridge, Mass., employs approximately 500 people in two divisions. The first, SpecTran Communication Fiber Technologies in Sturbridge, manufactures high-performance optical fiber for premises data communications and telecommunications applications. SpecTran Specialty Optics Company, located in Avon, Conn., develops custom-engineered fiber solutions and cable components for industrial automation, data communications, military/aerospace and medical applications.

         Lucent and SpecTran are building off an established relationship. Last year, the two companies signed an agreement giving SpecTran rights to certain Lucent fiber patents for use in the company's manufacturing operations. In addition, Lucent has been one of SpecTran's major customers.

         The transaction is expected to be completed by the end of the quarter ending Sept. 30, 1999. The impact of the purchase on earnings is expected to be immaterial.

         "The communications revolution is fueling strong worldwide demand for optical fiber," said Bill Spivey, president of the Network Products Group for Lucent Technologies. "Our acquisition of SpecTran will support continued growth in our business by providing us with new fiber products, additional expertise and new market niches within the optical fiber industry."

         "SpecTran and Lucent have a number of important synergies that should make this match successful," said Charles B. Harrison, president and chief executive officer of SpecTran. "Working with Lucent and the unmatched technical capabilities of Bell Labs, we have the opportunity to deliver world-class fiber solutions."

         Harrison intends to stay with Lucent for a transition period to ensure a successful integration of the businesses.

         Under the terms of the definitive agreement, which has been approved by SpecTran's board of directors, Lucent will begin a cash tender offer for all outstanding shares of SpecTran common stock for $9 a share. The offer is expected to commence on July 21. Any shares not purchased in the offer will be acquired for the same price in cash, in a second-step merger. The offer and merger are subject to the purchase of the majority of the outstanding shares of SpecTran. Lazard Freres & Co. LLC has acted as investment banker to SpecTran Corporation.
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Lucent's Optical Fiber Business

         Lucent Technologies is one of the world's leading manufacturers of fiber, with 13 fiber and cable manufacturing operations and joint ventures around the world. Earlier this year, Lucent announced a joint venture in Russia with SviaStroy-1 to produce optical fiber cable. In addition, Lucent has a $350 million expansion program underway at its manufacturing facility in Atlanta, as well as expansion programs under way at other sites in Denmark and China.

         Lucent's extensive fiber product line is designed by the company's research and development organization, Bell Laboratories, which holds more than 1,600 patents in optical networking. Lucent's Bell Labs invented nonzero-dispersion (NZDF) fiber with its award-winning TrueWave(R) fiber offering. Lucent remains the industry leader in providing fiber for high-capacity networks. To date, Lucent has produced more than 6 billion meters of its TrueWave fiber -- enough fiber to wrap around the world 150 times.

About SpecTran Corporation

         SpecTran Corporation is a leading manufacturer of high-performance multimode and single-mode optical fiber for data communications, telecommunications, CATV and industry applications worldwide. Founded in 1981, the company's application-specific optical fiber and cable products also serve industrial, aerospace and medical markets. For additional information about SpecTran, visit the company's web site at http://www.spectran.com.

About Lucent Technologies

         Lucent Technologies designs, builds and delivers a wide range of public and private networks, communications systems and software, data networking systems, business telephone systems and microelectronics components. Bell Labs is the research and development arm for the company. More information about Lucent Technologies, headquartered in Murray Hill, N.J., is available on its Web site at http://www.lucent.com.